SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended 19 October 2017

BP p.l.c.

(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F

     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the

Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

     1934.

Yes                            No        |X|

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press release

19 October 2017

BP chairman announces intention to retire
and board launches search for successor

BP today announces that Carl-Henric Svanberg has informed the company's board of directors of his intention to retire as chairman. Mr Svanberg will chair the Annual General Meeting to be held in May 2018 and will remain in position until a successor is in post.

Ian Davis, the BP board's senior independent director, will now lead the process to identify and appoint BP's next chairman.

Mr Svanberg joined the BP board on 1 September 2009 and became chairman on 1 January 2010.

Mr Svanberg said: "It has been a tremendous privilege to lead the BP board over the past eight years. I am proud of the achievements of the management and the company in that time. The first couple of years were incredibly challenging for us all as we navigated an unusually complex corporate crisis. Through that turbulent period we stayed focused on saving and restoring the company. Today I can say with confidence that BP is back and ready for the future. Our Chief Executive, Bob Dudley, is the one who, with his team, deserves credit and I am pleased that whoever is fortunate enough to succeed me as chairman will have the opportunity to work with him and his impressive management group. Until then, I look forward to continuing to serve BP and our shareholders."

Mr Dudley, BP Group Chief Executive, said: "BP's comeback would not have been possible without the strong leadership and steadfast support of Carl-Henric and the board. Together we were able to honour our commitments to the Gulf while rebuilding BP into a safer, stronger company. We devised a strategy to weather the downturn in the oil market while returning to growth. And we committed to playing a leading role in the energy transition while delivering oil and gas more efficiently. Carl-Henric's wise counsel and good humour will be sorely missed."

Further information:

BP press office, London: +44 20 7496 4076, bppress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 19 October 2017

BP p.l.c.
(Registrant)

/s/ D.J. JACKSON
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D.J. JACKSON
Company Secretary